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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Italy’s PAC2000A To Implement “Real Time Enterprise” With Magic’s iBOLT

Houten, The Netherlands (July 5th, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that PAC2000A has chosen Magic’s iBOLT for an internal integration project. PAC2000A is one of the main retail cooperatives in Italy.

With a yearly revenue of more than 1 Billion € and more than 2.000 employees, PAC2000A is one of the leading cooperatives of retail chains in Italy, with approximately 1,200 affiliated points of sale    PAC2000A has chosen Magic’s iBOLT Integration Suite (www.magicsoftware.com/ibolt) as part of their integration program to better respond to information needs and provide their points of sale network with integrated support.

iBOLT will be used to implement the “Real Time Enterprise” architecture, presenting the enterprise’s business situation through the optimization of business processes. PAC2000A will improve integration of its own ERP and existing internal and external applications, most of which were already developed with Magic’s eDeveloper.

“It is crucial for us to reduce complexities and cost while working toward our goal of supplying real-time information to our members and internal team,” said Mr. Vanni Chioccoloni, PAC2000A EDP manager. “iBOLT will enable us to rapidly and cost-effectively create the kind of federated architecture needed to implement this strategy, while leveraging, rather than replacing, our current IT infrastructures.“

”We are very pleased to work with a market leader like PAC2000A who has reaffirmed their strategic decision to use Magic and iBOLT for their EAI and BPM needs,” said Regev Yativ, Managing Director of Magic Software European operations. “This deal with PAC2000A is a clear demonstration of iBOLT's ability to attract enterprises seeking integration solutions, an ability that we expect will help to generate many more iBOLT deals in the near future."

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 5th, 2005